UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2014

Commission file number: 001-32635

BIRKS GROUP INC.

(Translation of Registrant’s name into English)

1240 Phillips Square

Montreal Québec

Canada

H3B 3H4

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

CONTENTS

The following documents of the Registrant are submitted herewith:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIRKS GROUP INC.
(Registrant)

	By:	/s/ Jefferey Morris
Jefferey Morris
Date: November 19, 2014		Vice President and Interim Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

Exhibit 99.1	Unaudited Condensed Consolidated Balance Sheets as of September 27, 2014 and March 29, 2014

Exhibit 99.2	Unaudited Condensed Consolidated Statements of Operations for the twenty-six week periods ended September 27, 2014 and September 28, 2013

Exhibit 99.3	Unaudited Condensed Consolidated Statements of Comprehensive Loss for the twenty-six week periods ended September 27, 2014 and September 28, 2013

Exhibit 99.4	Unaudited Condensed Consolidated Statement of Stockholders’ Equity for the twenty-six week period ended September 27, 2014

Exhibit 99.5	Unaudited Condensed Consolidated Statements of Cash Flows for the twenty-six week periods ended September 27, 2014 and September 28, 2013

Exhibit 99.6	Notes to the Unaudited Condensed Consolidated Financial Statements

Exhibit 99.7	Management’s Discussion and Analysis of Financial Condition and Results of Operations

Exhibit 99.1

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share amounts)

	As of
	September 27, 2014	March 29, 2014

Assets
Current assets:
Cash and cash equivalents	$2,963	$2,328
Accounts receivable, net	6,556	7,334
Inventories	150,413	144,644
Prepaids and other current assets	2,713	2,360

Total current assets	162,645	156,666

Property and equipment	31,679	30,923
Intangible assets	1,041	1,063
Other assets	2,942	1,842

Total non-current assets	35,662	33,828

Total assets	$198,307	$190,494

Liabilities and Stockholders’ Equity
Current liabilities:
Bank indebtedness	$76,017	$73,941
Accounts payable	46,035	36,921
Accrued liabilities	7,698	7,963
Current portion of long-term debt	3,629	4,537

Total current liabilities	133,379	123,362

Long-term debt	52,042	50,213
Other long-term liabilities	3,307	3,297

Total long-term liabilities	55,349	53,510

Stockholders’ equity:
Class A common stock – no par value, unlimited shares authorized, issued and outstanding 10,209,578 and 10,131,539, respectively	30,950	30,862
Class B common stock – no par value, unlimited shares authorized, issued and outstanding 7,717,970	38,613	38,613
Preferred stock – no par value, Unlimited shares authorized, none issued	—	—
Additional paid-in capital	16,066	16,041
Accumulated deficit	(79,659)	(75,655)
Accumulated other comprehensive income	3,609	3,761

Total stockholders’ equity	9,579	13,622

Total liabilities and stockholders’ equity	$198,307	$190,494

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.2

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands except per share amounts)

	26 weeks ended September 27, 2014	26 weeks ended September 28, 2013

Net sales	$139,740	$127,408
Cost of sales	84,339	75,249

Gross profit	55,401	52,159

Selling, general and administrative expenses	49,713	52,727
Depreciation and amortization	2,997	2,699

Total operating expenses	52,710	55,426

Operating income (loss)	2,691	(3,267)
Interest and other financial costs	6,695	4,459

Loss before income taxes	(4,004)	(7,726)
Income tax expense	—	18

Net loss	$(4,004)	$(7,744)

Weighted average common shares outstanding, basic and diluted	17,923	15,390

Net loss per common share, basic and diluted	$(0.22)	$(0.50)

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.3

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	26 weeks ended September 27, 2014	26 weeks ended September 28, 2013

Net loss	$(4,004)	$(7,744)
Other comprehensive loss:
Foreign currency translation adjustments (1)	(152)	(325)

Total comprehensive loss	$(4,156)	$(8,069)

(1)	Item that may be reclassified to the Statement of Operations in future periods.

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.4

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

(In thousands of dollars)

	Shares of voting common stock outstanding	Voting common stock	Additional paid-in capital	Retained earnings (Accumulated deficit)	Accumulated other comprehensive income (loss)	Total

Balance at March 29, 2014	17,849,509	$69,475	$16,041	$(75,655)	$3,761	$13,622
Net loss	—	—	—	(4,004)	—	(4,004)
Cumulative translation adjustment	—	—	—	—	(152)	(152)

Total comprehensive loss	—	—	—	—	—	(4,156)
Compensation expense resulting from stock options granted to management	—	—	36	—	—	36
Exercise of stock options	78,039	88	(11)			77

Balance at September 27, 2014	17,927,548	$69,563	$16,066	$(79,659)	$3,609	$9,579

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.5

BIRKS GROUP INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	26 weeks ended September 27, 2014	26 weeks ended September 28, 2013

Cash flows provided by (used in) operating activities:
Net loss	$(4,004)	$(7,744)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	3,029	2,758
Loss on extinguishment of debt	991	—
Amortization of debt costs	305	309
Other operating activities, net	245	220
Decrease (increase) in:
Accounts receivable	681	(44)
Inventories	(6,489)	(22,116)
Prepaids and other current assets	(1,033)	(1,701)
Increase (decrease) in:
Accounts payable	9,280	3,977
Accrued liabilities and other long-term liabilities	(869)	198

Net cash provided by (used in) operating activities	2,136	(24,143)

Cash flows used in investing activities:
Additions to property and equipment	(3,877)	(3,792)
Additions to intangibles	(32)	(182)

Net cash used in investing activities	(3,909)	(3,974)

Cash flows provided by (used in) financing activities:
Increase in bank indebtedness	2,547	10,023
Repayment of obligations under capital leases	(937)	(353)
Proceeds from capital lease funding	1,000	—
Proceeds from stock option exercise	77	64
Proceeds from private placement, net of costs	—	4,861
Payment of loan origination fees and costs	(1,320)	(872)
Repayment of long-term debt	(776)	(1,551)
Proceeds from long-term debt issuance	1,831	14,828

Net cash provided by financing activities	2,422	27,000
Effect of changes in exchange rate on cash and cash equivalents	(14)	(26)

Net increase (decrease) in cash and cash equivalents	635	(1,143)
Cash and cash equivalents, beginning of period	2,328	3,826

Cash and cash equivalents, end of period	$2,963	$2,683

Supplemental disclosure of cash flow information:
Interest paid	$5,992	$4,181
Non-cash transactions:
Property and equipment additions acquired through capital leases	$—	$698
Property and equipment additions included in accounts payable and accrued liabilities	$709	$242
Conversion of debentures into Class A voting shares	$—	$4,861

See accompanying notes to Unaudited Condensed Consolidated Financial Statements.

Exhibit 99.6

BIRKS GROUP INC.

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.	Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The Unaudited Condensed Consolidated Financial Statements of Birks Group Inc. (“Birks Group” or the “Company”) include the accounts of the Canadian parent company Birks Group Inc. and its wholly-owned subsidiary, Mayor’s Jewelers, Inc. (“Mayors”). These Unaudited Condensed Consolidated Financial Statements are prepared in U.S. dollars and do not include all of the information and footnotes required by accounting principles generally accepted in the U.S. for complete financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Unaudited Condensed Consolidated Financial Statements of the Company in this report for the twenty-six week periods ended September 27, 2014 and September 28, 2013 have not been audited. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation of the financial position, results of operations and cash flows for the interim period have been made. The results of operations are not necessarily indicative of the results of operations for the full year or any other interim period. These statements should be read in conjunction with the Consolidated Financial Statements and notes thereto included in the Annual Report on Form 20-F for the fiscal year ended March 29, 2014, filed with the U.S. Securities and Exchange Commission (“SEC”) on July 25, 2014.

Annually, the Company’s fiscal year ends on the last Saturday of March. The Company refers to the prior fiscal year ended March 29, 2014 as fiscal 2014, and the current fiscal year ending March 28, 2015 as fiscal 2015. Fiscal 2015 and fiscal 2014 each consist of fifty-two week periods.

Significant Accounting Policies

These Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with generally accepted accounting principles in the U.S. (“GAAP”). These principles require management to make certain estimates and assumptions that affect amounts reported and disclosed in the financial statements and related notes. The most significant estimates relate to the valuation of inventories, accounts receivable and deferred tax assets as well as the recoverability of long-lived assets and assumptions and estimates used in assessing the Company’s ability to continue as a going concern, including the substantial doubt assessment of the going concern assumption. Actual results could differ from these estimates. Periodically, the Company reviews all significant estimates and assumptions affecting the financial statements relative to current conditions and records the effect of any necessary adjustments in the period in which the change in estimate is made.

Future Operations

These financial statements have been prepared on a going concern basis in accordance with generally accepted accounting principles in the U.S. The going concern basis of presentation assumes that the Company will continue its operations for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business. The Company’s ability to fund its operations and meet its cash flow requirements in order to fund its operations is dependent upon its ability to maintain specified excess availability levels under its senior secured revolving credit facilities, achieving certain milestones stipulated in the amended terms of its senior secured revolving credit facility and its senior secured term loan and adhering to certain financial covenants, as described in note 6.

Under the terms of the amendments to the senior secured credit facilities which were agreed to in June 2014 and further modified in July 2014, (refer to note 6), the Company is required to finalize and complete a recapitalization transaction by February 2015, which includes the closing of permanent financing, equity infusion and/or restructuring acceptable to the lenders (the “Recapitalization Plan”). If the Company does not complete the Recapitalization Plan, then an additional reserve of up to $2.5 million may be established by the senior secured lenders reducing availability under the senior secured credit facilities and the Company will be required to pay the senior secured term loan lenders a $1.4 million fee. There have been no monetary thresholds established by the senior secured lenders for the Recapitalization Plan and the Company currently does not have any commitments for financing under the Recapitalization Plan. Any Recapitalization Plan will need to be reviewed and approved by the Company’s Board of Directors and its lenders. In addition, the successful completion of the Recapitalization Plan is not within the Company’s control.

As part of the amendments, the Company also agreed that deviations of greater than 10% (now increased to 12.5% as a result of the Company successfully obtaining additional financial support of Cdn$5.0 million, (approximately $4.5 million in U.S. dollars), see below and note 6) from the cash flow projections presented to its senior secured lenders will be considered an event of default, which could result in the outstanding balances under its senior secured revolving line of credit and senior secured term loan becoming due immediately. In such an event, the Company would be unable to repay its debt which would have an impact on the Company’s ability to continue as a going concern.

As stated above, the amendments also required the Company to obtain additional financial support of Cdn$5.0 million by August 30, 2014 in a form that was acceptable to its lenders, which has been achieved by the Company. The additional financial support included a principal moratorium in the aggregate amount of Cdn$2.5 million obtained from Investissement Québec in June 2014, which was agreed by the senior secured lenders to count towards the financial support to be obtained. The Company has also received the additional Cdn$3.0 million (approximately $2.8 million in U.S. dollars) of third party financial support (see note 6). Under the amendments, failure to obtain this financial support would result in a reduction of availability under its senior secured revolving credit facility by $125,000 per month for each month until the financial support was obtained, effectively reducing the Company’s borrowing capacity under its senior secured revolving credit facility.

The Company incurred a net loss of $4.0 million for the 26-week period ended September 27, 2014. In fiscal 2014, the Company incurred a net loss of $5.8 million and negative cash flow from operating activities of $19.1 million. Due to the impact of the Company’s financial performance and the level of capital expenditures requirements related to the renewal of its store leases in Canada during the next two fiscal years, there is a possibility that its existing cash, cash generated from operations and funds available under its credit agreements could be insufficient to fund its future operations, including capital expenditures, or repay its debt when it becomes due.

As a result of the above, the Company may need to raise additional funds through public or private equity or debt financing, including funding from governmental sources which may not be possible as the success of raising additional funds is beyond the Company’s control. The Company’s majority shareholder is not bound to provide this financing. The Company is actively engaged in identifying alternative sources of financing. The incurrence of additional indebtedness would result in increased debt service obligations and could result in operating and financing covenants that could restrict the Company’s operations. Financing may be unavailable in amounts or on terms acceptable to the Company or at all, which may have a material adverse impact on its business, including its ability to continue as a going concern.

The Company believes that it will be able to adequately fund its operations and meet its cash flow requirements for at least the next twelve months from the balance sheet date. This determination, however, could be impacted by future economic, financial and competitive factors, as well as other future events that are beyond the Company’s control. If any of the factors or events described previously result in operating performance being significantly lower than currently forecasted or if the Company’s senior lenders impose additional restrictions on its ability to borrow on the Company’s collateral or if the Company does not maintain positive excess availability under its senior secured revolving credit facilities, there could be significant uncertainty about the Company’s ability to continue as a going concern, and its capacity to realize the carrying value of its assets and repay its existing and future obligations as they become due without obtaining additional financing which may not be available. These financial statements do not reflect adjustments that would be necessary if the going concern assumption was not appropriate.

2.	Recent Accounting Pronouncements

On May 28, 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. The ASU will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. The new standard is effective for the Company for its fiscal year beginning March 26, 2017. Early application is not permitted. The standard permits the use of either the retrospective or cumulative effect transition method. The Company is evaluating the effect that ASU 2014-09 will have on its consolidated financial statements and related disclosures. The Company has not yet selected a transition method.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements – Going Concern. The objective of this ASU is to define management’s responsibility to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern and provide related disclosures. Currently, GAAP does not provide guidance to evaluate whether there is substantial doubt about an organization’s ability to continue as a going concern. This ASU provides guidance to an organization’s management, with principles and definitions to reduce diversity in the timing and content of financial statement disclosures commonly provided by organizations. ASU 2014-15 is effective for periods ending after December 15, 2016, and interim periods within annual periods beginning after December 15, 2016. The Company does not believe this pronouncement will have a material effect on its financial statements.

3.	Income Taxes

The Company recognizes interest and penalties related to uncertain tax positions in income tax expense. As of September 27, 2014, the Company had no accrued interest related to uncertain tax positions due to available tax loss carry forwards. The tax years 2008 through 2013 remain open to examination by the major tax jurisdictions to which the Company is subject.

The Company recorded no income tax benefit for the twenty-six week period ended September 27, 2014 and for the comparable period ended September 28, 2013. This is due to the Company recording a 100% valuation allowance against the value of its net deferred tax assets, including the tax benefits related to the current year’s operating losses, as a result of the Company’s inability to reach the required conclusion that it would be able to more likely than not realize the value of both its U.S. and Canadian deferred tax assets in the future. As of September 27, 2014, the Company had recorded a valuation allowance of $57.7 million against the full value of the Company’s net deferred tax assets.

4.	Net Loss Per Common Share

For the twenty-six week period ended September 27, 2014, the Company’s net loss per common share on a basic and diluted basis was $0.22. Excluded from the computation of net loss per diluted share were, 480,290 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants and 4,347 shares underlying outstanding stock appreciation rights due to their antidilutive effect.

For the twenty-six week period ended September 28, 2013, the Company’s net loss per common share on a basic and diluted basis was $0.50. Excluded from the computation of net loss per diluted share were, 697,505 shares underlying outstanding stock options, 382,693 shares underlying outstanding warrants and 21,737 shares underlying outstanding stock appreciation rights due to their antidilutive effect.

5.	Inventories

Inventories are summarized as follows:

	As of September 27, 2014	As of March 29, 2014
	(In thousands)
Raw materials	$4,398	$3,914
Work in progress	508	541
Retail inventories and manufactured finished goods	145,507	140,189

	$150,413	$144,644

6.	Bank Indebtedness and Long-term Debt

As of September 27, 2014 and March 29, 2014, bank indebtedness consisted solely of the Company’s senior secured revolving credit facility which had an outstanding balance of $76.0 million and $73.9 million, respectively. The senior secured revolving credit facility is collateralized by substantially all of the Company’s assets. The Company’s ability to fund its operations and meet its cash flow requirements is dependent upon its ability to maintain positive excess availability under its senior secured revolving credit facility. As of September 27, 2014 and March 29, 2014, the Company’s excess availability was $11.2 million and $17.2 million, respectively.

In June 2014 and July 2014, in conjunction with the Company’s controlling shareholder, Montrovest B.V. (“Montrovest”), having arranged for a $5.0 million irrevocable standby letter of credit (“LC”) in favor of the Company’s senior secured revolving credit lenders in order to provide the Company with additional operating liquidity, the Company executed amendments to its senior secured revolving credit agreement and senior secured term loan agreement. The LC and amendments to the senior secured credit facilities are part of the Recapitalization Plan which the Company is developing to provide greater financial resources for its operations and capital investment needs on both a short and long-term basis. The LC and amendments to the senior secured credit facilities are meant to provide the Company with the funding and additional time required to finalize and complete the Recapitalization Plan by February 2015. There have been no monetary thresholds established by the lenders for the Recapitalization Plan and although the Company is actively engaged in developing the Recapitalization Plan, the Company currently does not have any commitments for financing under the Recapitalization Plan. Any Recapitalization Plan will need to be reviewed and approved by the Company’s Board of Directors and its senior secured lenders. In addition, the successful completion of the Recapitalization Plan is not within the Company’s control.

In exchange for the delivery of the LC as collateral, as part of the amendments, the senior secured term loan administrative agent lifted an existing $7 million discretionary reserve that had been imposed in April 2014. Under the amendments, the Company is required to maintain excess availability under its senior secured revolving credit facility of at least $10 million at all times, failure to do so would be considered an event of default which could result in the outstanding balances borrowed under the senior secured term loan and senior secured revolving credit facility becoming due immediately. In addition, the senior secured term loan lender agreed to not impose any discretionary reserves in the calculation of the Company’s borrowing availability under the senior secured revolving credit agreement through February 10, 2015 so long as no event of default exists. As part of the amendments, the rate of interest on the senior secured term loan was increased from 8.77% to 12.5% until such time as the Recapitalization Plan is executed at which time the interest rate will change to 11.0%. In addition, the Company agreed to:

•	Provide weekly updated 13 week cash flow projections acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents as well as weekly variance reports against the cash flow projections until a Recapitalization Plan has been consummated,

•	Deliver an operational restructuring plan to improve the Company’s operations acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents by June 27, 2014,

•	Continue to retain the services of a financial and restructuring consultant satisfactory to the senior secured revolving credit facility and senior secured term loan administrative agents to assist with the Company’s weekly cash flow projections and in the development of the operational restructuring plan to improve its operations, and

•	Finalize and close the Recapitalization Plan acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents by February 10, 2015.

As part of the amendments to the senior secured credit facilities, the Company also agreed that deviations of greater than 10% (now increased to 12.5% as a result of the Company successfully obtaining additional financial support of Cdn$5.0 million), from the 13-week cash flow projection will be considered an event of default, which could result in the outstanding balances under the Company’s senior secured revolving credit facility and senior secured term loan becoming due immediately. In addition, if the Company does not accomplish the actions outlined above, an additional reserve of up to $2.5 million may be established by the lenders reducing availability under the senior secured revolving credit facility until such failure is cured by the Company and the Company will be required to pay the senior secured term loan lenders a $1.4 million fee.

The amendments also required that an additional Cdn$5.0 million of third party financial support be obtained on or before August 30, 2014, in a form that was acceptable to the lenders, which has been achieved by the Company. The additional financial support included a principal moratorium in the aggregate amount of Cdn$2.5 million (approximately $2.2 million in U.S. dollars) obtained from Investissement Québec in June 2014, which was agreed by the lenders to count towards the financial support to be obtained. The Company has also received the additional Cdn$3.0 million of third party financial support. Under the amendments, failure to obtain this financial support would result in a reduction of the availability under the senior secured revolving credit facility by $125,000 per month for each month until the financial support is obtained, which will effectively reduce the borrowing capacity under this facility.

The Company has complied with the requirement to maintain excess availability of at least $10 million at all times. In addition, the Company has retained the services of a financial and restructuring consultant satisfactory to the senior secured revolving credit facility and senior secured term loan administrative agents as required, delivered an operational restructuring plan which the senior secured lenders have accepted and provided the 13-week cash flow projections and weekly updates to these projections acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents with actual cash flow deviations remaining within the required limits in accordance with the milestones set out in the amendments to the secured credit facility agreements. The operational restructuring plan was submitted to and approved by the senior secured lenders (see note 8). While the Company’s cash flow deviations have remained within the required limits, it is not certain that the Company will be able to continue to adhere to the 13-week cash flow projection limit requirements on a going forward basis. If the Company is unable to adhere to these deviation requirements, it would be considered an event of default for which a waiver would need to be obtained from the lenders.

Under the terms of the amended senior secured facilities, the senior secured revolving credit facility administrative agent, at any time, and the senior secured term loan administrative agent after February 10, 2015, as discussed above, may impose at any time, discretionary reserves which would lower the level of borrowing availability under the Company’s senior secured revolving credit facility (customary for asset-based loans), at their reasonable discretion, to: i) ensure that the Company maintains adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the senior secured lenders to realize upon the collateral.

There is no limit to the amount of discretionary reserves that the Company’s senior secured revolving credit facility administrative agent may impose at its reasonable discretion. However, the Company’s senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. No discretionary reserves were imposed during fiscal 2014. However, as discussed above, a discretionary reserve of $7.0 million was imposed at the request of the senior secured term loan administrative agent starting in April 2014 reducing the borrowing availability under the senior secured revolving credit facility and subsequently lifted as part of the amendments to the senior secured credit facilities in June 2014. In addition, the senior secured term loan administrative agent may impose a supplemental availability reserve not to exceed $2.5 million if at any time that the Company’s consolidated earnings before interest, taxes, depreciation and amortization (“EBITDA”), calculated at the end of each fiscal quarter on a trailing twelve month basis, is less than $9 million. No supplemental availability reserve was imposed in fiscal 2015 or 2014.

While the Company’s senior secured revolving credit facility lenders or their administrative agent have not historically imposed such a restriction, it is uncertain whether conditions could change and cause such a reserve to be imposed in the future. In addition, the value of the Company’s inventory is periodically assessed by its lenders and based upon these reviews the Company’s borrowing capacity could be significantly increased or decreased. Another factor impacting the Company’s excess availability includes, among other things, changes in the U.S. and Canadian dollar exchange rate, which could increase or decrease the Company’s borrowing availability. As of September 27, 2014, every 100 basis point strengthening or weakening of the Canadian versus the U.S. dollar would cause an approximately $76,000 increase or decrease in the amount of excess availability.

Furthermore, a $12.5 million and a $5.0 million seasonal availability block is imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively. Both the Company’s senior secured revolving credit facility and the senior secured term loan are subject to cross default provisions with all other loans pursuant to which if the Company is in default of any other loan, the Company will immediately be in default of both the senior secured revolving credit facility and the senior secured term loan. The senior secured revolving credit facility also contains limitations on the Company’s ability to pay dividends, more specifically, among other limitations, the Company can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, the Company is required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $30 million in order to qualify for payment of dividends.

As a result of the Company’s amendment of its senior secured term loan in June 2014, the Company determined that the loan amendment resulted in a debt extinguishment under U.S. GAAP and the Company recognized a $1.0 million dollar debt extinguishment loss representing the write-off of existing deferred loan fees and costs and the expensing of fees paid to the term lender as part of the June amendment. The debt extinguishment cost is included in interest and financial costs within the Company’s unaudited condensed consolidated statement of operation.

In June 2014, the Company was granted a one year moratorium on the monthly capital repayment amounts of Cdn$208,333 (approximately $186,611 in U.S. dollars) by Investissement Québec. Subsequent to the twelve-month moratorium, the monthly capital repayment amounts of Cdn$208,333 (approximately $186,611 U.S.) will commence, resulting in the repayment term being extended by twelve months. As stated above, this principal moratorium aggregate amount of Cdn$2.5 million (approximately $2.2 million in U.S. dollars) was agreed by the senior secured lenders to count towards the financial support required to have been obtained by August 30, 2014.

In August 2014, the Company received a Cdn$2.0 million (approximately $1.8 million in U.S. dollars) secured term loan from Investissement Québec. The loan bears interest at a rate of Canadian Prime plus 10% per annum and is repayable in 48 monthly installments beginning in August 2015. This secured term loan was agreed by the senior secured credit facility lenders to count toward the financial the Cdn$5 million required to have been obtained by August 30, 2014. The loan requires the Company on an annual basis to have a working capital ratio of at least 1.15 and an adjusted long-term debt to adjusted net assets ratio below 2.5. It is uncertain at this point whether or not the Company will be able to adhere to both these covenants as of March 28, 2015. If the Company is unable to adhere to these covenants, it would need to obtain a waiver from Investissement Québec to avoid being in default.

In August 2014, the Company received capital lease funding of $1 million for furniture, fixtures, leasehold improvements and related equipment located within the Company’s U.S. operations. The lease financing is secured by the furniture, fixtures, leasehold improvements and related equipment and is repayable over 36 months at an annual interest rate of 14.9%. This capital lease was agreed by the senior secured credit facility lenders to count towards the Cdn$5 million of financial support required to have been obtained by August 30, 2014.

7.	Related Party Transactions

In June 2014, in conjunction with the Company executing amendments to its senior secured revolving credit agreement and senior secured term loan agreement, Montrovest arranged a $5.0 million one-year irrevocable LC in favor of the Company’s senior secured revolving credit lenders in order to provide the Company with additional operating liquidity.

8.	Restructuring Costs

In July 2014, the Company provided to its senior secured lenders and announced an operational restructuring plan to reduce corporate overhead costs, improve profitability and drive efficiency within the organization. As part of its restructuring plan, the Company will be consolidating most of its corporate administrative workforce from its regional office in Tamarac, Florida to its Montreal corporate head office. The Company expects to incur restructuring costs of between $2 and $4 million, primarily consisting of employee severance, professional fees and possible costs related to terminating certain leases. As of September 27, 2014, the Company has recorded $1.7 million of restructuring charges primarily related to employee severance costs and professional fees. These costs are included in selling, general and administrative expenses in the Company’s unaudited condensed consolidated statement of operations.

9.	Segment Information

The Company has two reportable segments, Retail and Other. Retail is comprised of the Company’s retail operations in the U.S. and Canada on a combined basis. In Canada, the Company operates stores under the Birks brand except for two stores operated under the Brinkhaus brand. In the Southeastern U.S., the Company operates stores under the Mayors brand except for one store operated under the Rolex brand. Other consists primarily of the Company’s corporate sales division, which services business customers by providing them unique items for recognition programs, service awards and business gifts. Also included in “Other” is manufacturing, which manufactures unique products primarily for the retail segment of the Company’s business; gold exchange, which buys gold and other precious metals from customers and sells the gold and other precious metals to refiners; and internet sales.

The two segments are managed and evaluated separately based on gross profit. The accounting policies used for each of the segments are the same as those used for the consolidated financial statements. Inter-segment sales are made at amounts of consideration agreed upon between the two segments and intercompany profit is eliminated if not yet earned on a consolidated basis. The Company does not evaluate the performance of the Company’s assets on a segment basis for internal management reporting and, therefore, such information is not presented.

Certain information relating to the Company’s segments for the twenty-six week periods ended September 27, 2014 and September 28, 2013 is set forth below:

	RETAIL		OTHER		TOTAL
	26 weeks ended 9/27/14	26 weeks ended 9/28/13	26 weeks ended 9/27/14	26 weeks ended 9/28/13	26 weeks ended 9/27/14	26 weeks ended 9/28/13
	(In thousands)
Sales to external customers	$135,750	$122,025	$3,990	$5,383	$139,740	$127,408
Inter-segment sales	—	—	$8,678	$8,035	$8,678	$8,035
Unadjusted gross profit	$55,185	$51,834	$2,529	$2,478	$57,714	$54,312

The following table sets forth reconciliations of the segments’ gross profit to the Company’s consolidated gross profit for the twenty-six week periods ended September 27, 2014 and September 28, 2013:

	26 weeks ended September 27, 2014	26 weeks ended September 28, 2013
	(In thousands)
Unadjusted gross profit	$57,714	$54,312
Inventory provisions	(1,286)	(1,541)
Other unallocated costs	(884)	(1,275)
Adjustment of intercompany profit	(143)	663

Gross profit	$55,401	$52,159

The following table sets forth the Company’s operations in geographic markets in which it operates (dollars in thousands):

	26 weeks ended September 27, 2014	26 weeks ended September 28, 2013

Net sales
Canada	$66,761	$67,782
U.S.	72,979	59,626

Total revenues	$139,740	$127,408

	September 27, 2014	September 28, 2013
Long-lived assets
Canada	$19,943	$20,153
U.S.	14,678	10,369

Total long-lived assets	$34,621	$30,522

Exhibit 99.7

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) is designed to provide the reader of the financial statements with a narrative on our results of operations, financial position and liquidity, risk management activities, significant accounting policies and critical estimates, and the future impact of accounting standards that have been issued, but are not yet effective. MD&A is presented in the following sections: Overview, Critical Accounting Policies and Estimates, Results of Operations and Financial Condition. It is useful to read the MD&A in conjunction with the Unaudited Condensed Consolidated Financial Statements and related notes thereto contained elsewhere in this document.

Annually, our fiscal year ends on the last Saturday of March. We refer to the prior fiscal year ended March 29, 2014 as fiscal 2014, and the current fiscal year ending March 28, 2015 as fiscal 2015. Fiscal 2015 and fiscal 2014 each consist of fifty-two week periods.

Overview

Birks Group is a leading operator of luxury jewelry and timepieces stores in North America. We operate our business in two geographic areas, Canada and the Southeastern U.S. We have two reportable segments, Retail and Other. Retail is comprised of our retail operations in the U.S. and Canada on a combined basis. In Canada, we operate stores under the Birks brand except for two stores operated under the Brinkhaus brand. In the Southeastern U.S., we operate stores under the Mayors brand except for one store operated under the Rolex brand. Other consists primarily of our corporate sales division, which services business customers by providing them unique items for recognition programs, service awards and business gifts. Also included in “Other” is manufacturing, which manufactures unique products primarily for the retail segment of our business; gold exchange, which buys gold and other precious metals from customers and sells the gold and other precious metals to refiners; and internet sales.

Our net sales are comprised of revenues, net of discounts, excluding sales tax. Sales are recognized at the point of sale when merchandise is taken or shipped. Sales of consignment merchandise are recognized on a full retail basis at such time that the merchandise is sold. Revenues for gift certificates and store credits are recognized upon redemption. Revenue related to the Company’s purchases of gold and other precious metals from our customers is recognized when the Company delivers the goods and receives and accepts an offer from a refiner to purchase the gold and other precious metals. Customers use cash, checks, debit cards, third-party credit cards, private label and proprietary credit cards and house accounts (primarily for corporate sales customers) to make purchases. The level of our sales is impacted by the number of sales transactions we generate and the size of our average retail sale.

Our operating costs and expenses are primarily comprised of cost of sales and selling, general and administrative expenses (“SG&A”). Cost of sales includes cost of merchandise, direct inbound freight, direct labor related to repair services, the costs of our design and creative departments, manufacturing costs, inventory shrink, damage and obsolescence, jewelry, watch and giftware boxes as well as depreciation and amortization of production facilities and production tools, dies and molds and product development costs. SG&A includes, but is not limited to, all non-production payroll and benefits (including non-cash compensation expense), store and head office occupancy costs, overhead, credit card fees, information systems, professional services, consulting fees, repairs and maintenance, travel and entertainment, insurance, legal, human resource and training expenses. Occupancy, overhead and depreciation expenses are generally less variable relative to net sales than other components of SG&A such as credit card fees and certain elements of payroll, such as commissions. Another significant item in SG&A is marketing expenses, which include marketing, public relations and advertising costs (net of amounts received from vendors for cooperative advertising) incurred to increase customer awareness of both the Company’s retail brands and the Birks product brand. Marketing has historically represented a significant portion of our SG&A. As a percentage of sales, marketing expense represented 2.5% of sales during the twenty-six week period ended September 27, 2014 and 3.8% of sales during the twenty-six week period September 28, 2013. Additionally, SG&A includes indirect costs such as freight, including inter-store transfers, receiving costs, distribution costs, and warehousing costs. The amounts of these indirect costs in SG&A were approximately $1.4 million during the twenty-six week period ended September 27, 2014 and $1.7 million during the twenty-six week period ended September 28, 2013. Depreciation includes depreciation and amortization of our stores and head office, including buildings, leasehold improvements, furniture and fixtures, computer hardware and software and automobiles.

Over the short-term, we may focus our efforts on those strategies and key drivers of our performance that are necessary in the current business climate, which include our ability to:

•	grow sales, gross margin rate and gross profits;

•	manage expenses and assets efficiently in order to optimize profitability and cash flow; and

•	maintain flexible and cost effective sources of borrowings to finance our operations and growth strategies.

Over the long-term, we believe that the key drivers of our performance will be our ability to:

•	execute our merchandising strategy to increase net sales and maintain and expand gross margin by lowering discounts, developing and marketing higher margin exclusive and unique products, and further developing our internal capability to design, develop, manufacture or source products;

•	execute our marketing strategy to enhance customer awareness and appreciation of our two retail brands, Birks and Mayors, as well as our Birks product brand, and to maintain and eventually increase customer traffic, client acquisition and retention and net sales through regional and national advertising campaigns on television, billboards, print, catalog mailings, in-store events, community relations, media and public relations, partnerships with key suppliers, such as Mayors’ relationship with Rolex, and associations with prestige institutions;

•	continue to develop our Birks product brand through expansion of all sales channels including international channels of distribution;

•	provide a superior client experience through consistent outstanding customer service that will ensure customer satisfaction and promote frequent customer visits, customer loyalty, and strong customer relationships; and

•	increase our retail stores’ average retail transaction, conversion rate, productivity of our store professionals and inventory and four-wall profitability.

Critical Accounting Policies and Estimates

Our Unaudited Condensed Consolidated Financial Statements have been prepared in accordance with GAAP, but do not include all of the information and footnotes required by GAAP for complete financial statements. Preparation of these statements requires management to make estimates and assumptions about future events and their impact on amounts reported in the financial statements and related notes. Some accounting estimates and policies have a significant impact on amounts reported in the financial statements. A summary of significant accounting estimates and policies and a description of accounting policies that are considered critical may be found in our Annual Report on Form 20-F for the fiscal year ended March 29, 2014 filed with the SEC on July 25, 2014 in the Notes to the Consolidated Financial Statements and the Critical Accounting Policies and Estimates section contained therein.

Results of Operations

Comparable Store Sales

We use comparable store sales as a key performance measure for our business. We do not include our non-retail store sales in comparable store calculations. Stores enter the comparable store calculation in their thirteenth full month of operation under our ownership. Stores that have been resized and stores that are relocated are evaluated on a case-by-case basis to determine if they are functionally the same store or a new store and then are included or excluded from comparable store sales, accordingly. Comparable store sales is calculated in local currency terms and measures the percentage change in net sales for comparable stores in a period compared to the corresponding period in the previous year. If a comparable store is not open for the entirety of both periods, comparable store sales measures the change in net sales for the portion of time that such store was open in both periods. We believe that this measure provides meaningful information on our performance and operating results. However, readers should know that this financial measure has no standardized meaning as presented by GAAP and may not be comparable to similar measures presented by other companies.

The percentage increase in comparable stores sales for the periods presented below is as follows:

	For the 26 weeks ended September 27, 2014	For the 26 weeks ended September 28, 2013
Canada	14%	4%
United States	25%	17%

Total	20%	10%

The increase in our comparable store sales in the U.S was primarily driven by higher average sales as well as a higher number of sales transactions associated with an increase in traffic reflecting the success of our watch brand sales strategy in the U.S. and customer acquisition strategies as well as the impact of higher sales in stores renovated in the past year. In Canada, the increase in comparable store sales was primarily related to a higher average sale transaction driven by higher bridal, fine jewelry and timepiece sales reflecting the success of our strategy to introduce new watch brands while expanding our offering of select watch and fine jewelry brands and the success of our Birks fine jewelry brand.

The increases in comparable store sales in both Canada and the U.S. for the 26 weeks ended September 28, 2013 compared to the previous year were primarily attributable to increases in average sales consistent with our current merchandising and marketing strategies. The increase in comparable store sales in the U.S. reflected the success of our timepiece strategy, while the increase in comparable store sales in Canada was primarily driven by our fine jewelry businesses and the impact of higher timepiece sales associated with upgrades to our timepiece offering partially offset by lower sales associated with the decision to exit certain brands and product lines.

Twenty-Six Week Period Ended September 27, 2014 compared to the Twenty-Six Week Period Ended September 28, 2013

Net Sales

	For the 26 weeks ended September 27, 2014	For the 26 weeks ended September 28, 2013
	(In thousands)
Net Sales – Retail	$135,750	$122,025
Net Sales – Other	3,990	5,383

Total Net Sales	$139,740	$127,408

Net sales for the twenty-six weeks ended September 27, 2014 were $139.7 million, an increase of $12.3 million from the twenty-six weeks ended September 28, 2013. The increase in retail net sales reflects the 20% increase in comparable store sales as well as $1.2 million of higher sales related to two new store locations, partially offset by $6.6 million of lower sales associated with closure of six underperforming stores in the past sixteen months and two stores temporarily closed for relocation, and $3.6 million of lower sales related to translating the Company’s Canadian sales into U.S. dollars due to the weaker Canadian dollar. The decrease in Net Sales – Other primarily relates to $1.4 million of lower revenue from refining activities.

Gross Profit

	For the 26 weeks ended September 27, 2014	For the 26 weeks ended September 28, 2013
	(In thousands)
Gross Profit – Retail	$55,185	$51,834
Gross Profit – Other	216	325

Total Gross Profit	$55,401	$52,159

Gross profit was $55.4 million, or 39.6% of net sales during the twenty-six week period ended September 27, 2014 compared to $52.2 million, or 40.9% of net sales during the comparable period last year. Excluding $1.6 million of lower gross profit resulting from the impact of translating the gross profit of the Canadian operations to U.S. dollars with a relatively weaker Canadian dollar, gross profit increased $4.8 million compared to the prior year. The 130 basis point gross margin rate decrease was primarily attributable to product sales mix with sales of higher priced products which have a lower margin rate representing a larger percentage of the overall retail sales while at the same time aggressively reducing inventory of discontinued products and brands.

SG&A Expenses

SG&A expenses were $49.7 million, or 35.6% of net sales for the twenty-six week period ended September 27, 2014 compared to $52.7 million, or 41.4% of net sales, for the twenty-six week period ended September 28, 2013. SG&A expenses decreased $3.0 million compared with the prior year which included $1.5 million of lower expenses related to foreign currency translation resulting from the translation of Canadian expenses into U.S. dollars with a relatively weaker Canadian dollar, $2.1 million of lower expenses related to operating six less stores and the temporary closing of two stores being relocated and $1.2 million of lower marketing costs offset by $1.7 million of higher costs related to our restructuring plan.

Depreciation Expense

Depreciation and amortization expense for the twenty-six week period ended September 27, 2014 was $0.3 million higher than the same period in the prior fiscal year primarily due to capital expenditures for store remodels during the past twelve months.

Interest and Other Financing Costs

Interest and other financing costs were $6.7 million for the twenty-six week period ended September 27, 2014, compared to $4.5 million for the same period in the prior fiscal year. The $2.2 million increase was primarily associated with $1.5 million of additional costs related to amending the Company’s secured borrowing facilities during the first four months of fiscal 2015, including a $1.0 million debt extinguishment charge related to the new and deferred financing costs as a result of our amendment to our senior secured term loan in June 2014. The remaining increase of $0.7 million is due to higher level of total average debt during the first half of the current fiscal year and higher interest rates related to the amendment of the senior secured term loan.

Income Taxes

We recorded no income tax benefit related to the Company’s deductible timing differences created during the twenty-six week period ended September 27, 2014 and during the comparable period ended September 28, 2013. This accounting treatment was due to the recording of a 100% valuation allowance on the full value of the deferred tax assets generated from our U.S. and Canadian operations during these periods as the criteria for recognition of these assets was not met at September 27, 2014.

FINANCIAL CONDITION

Liquidity and Capital Resources

Our ability to fund our operations and meet our cash flow requirements in order to fund our operations is dependent upon our ability to maintain positive excess availability under our senior secured revolving credit facility. As of September 27, 2014, we had approximately $76.0 million outstanding on our $115 million senior secured revolving credit facility. Our excess borrowing capacity was $11.2 million (after excluding the $10 million of availability we are required to maintain under our senior secured revolving credit facility) as of September 27, 2014 and $17.2 million as of March 29, 2014.

As a result of our operating performance in the second half of fiscal 2014 and considering our cash requirements for capital expenditures relating to renewing our store leases in Canada during the next two fiscal years, we entered into negotiations to amend our existing senior secured revolving credit agreement and our senior secured term loan agreement. In June 2014 and July 2014, in conjunction with our controlling shareholder, Montrovest, having arranged for a $5.0 million irrevocable standby LC to our senior secured revolving credit lenders to provide the Company with additional operating liquidity, we executed amendments to our senior secured revolving credit agreement and senior secured term loan agreements. The LC and amendments to the senior secured credit facilities are part of the Recapitalization Plan which we are developing to provide greater financial resources for our operations and capital investment needs on both a short and long-term basis. The LC and amendments to the senior secured credit facilities are meant to provide us with the funding and time required to finalize and to complete the Recapitalization Plan by February 2015. There have been no monetary thresholds established by the lenders for the Recapitalization Plan and although we are actively engaged in developing the Recapitalization Plan, we do not currently have any commitments for financing under the Recapitalization Plan. Any Recapitalization Plan will need to be reviewed and approved by our Board of Directors and by our senior secured lenders. In addition, the successful completion of the Recapitalization Plan is not within our control.

In addition to allowing the LC to be included as collateral, as part of the amendments, the senior secured term loan administrative agent lifted an existing $7.0 million discretionary reserve that had been imposed by the senior secured term loan administrative agent in April 2014, and agreed not to impose any discretionary reserves in the calculation of our borrowing availability under the senior secured revolving credit agreement through February 10, 2015, so long as no event of default exists prior to that date. The senior secured revolving credit facility administrative agent however is still permitted to impose an unlimited amount of discretionary reserves at its reasonable discretion. Under the amendments, we also agreed to maintain excess availability under our senior secured revolving credit facility of at least $10 million at all times, otherwise it is an event of default, which could result in the outstanding balances under our senior secured revolving credit facility and senior secured term loan becoming due immediately. As part of the amendments, the rate of interest on the senior secured term loan was increased from 8.77% to 12.5% until such time as the Recapitalization Plan is executed at which time the interest rate will change to 11.0%. In addition, the amendments require us to meet the following milestones:

•	Provide weekly updated 13-week cash flow projections acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents as well as weekly variance reports against the cash flow projections until a Recapitalization Plan has been consummated,

•	Deliver an operational restructuring plan to improve our operations acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents by June 27, 2014,

•	Continue to retain a financial and restructuring consultant satisfactory to the senior secured revolving credit facility and senior secured term loan administrative agents to assist with our weekly cash flow projections and in the development of the operational restructuring plan to improve our operations, and

•	Finalize and close the Recapitalization Plan acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents by February 10, 2015.

As part of the amendment to the senior secured credit facilities, we also agreed that deviations of greater than 10% (now increased to 12.5% as a result of our successfully obtaining additional financial support of Cdn$5.0 million) from the 13-week cash flow projection will be considered an event of default, which could result in the outstanding balances under our senior secured revolving credit facility and senior secured term loan becoming due immediately. In addition, if we do not accomplish the actions outlined above, additional reserves of up to $2.5 million may be established by the lenders reducing availability under the senior secured revolving credit facility until such failure is cured by us and we will be required to pay the senior secured term loan lenders a $1.4 million fee.

The amendments also required us to obtain additional financial support of Cdn$5.0 million by August 30, 2014 in a form that is acceptable to our lenders of which a principal moratorium aggregate amount of Cdn$2.5 million (approximately $2.2 million in U.S. dollars) obtained from Investissement Québec in June 2014 was agreed by the lenders to count towards the financial support to be obtained. Under the amendments, failure to obtain this financial support would result in a reduction of availability under our senior secured revolving credit facility by $125,000 per month for each month until the financial support is obtained, which would effectively reduce our borrowing capacity under this facility. We have received the additional third-party financial support required as part of the amendments and accepted by our senior secured lenders, and therefore the permitted deviations from our 13-week cash flow projections have been increased to 12.5%.

We have complied with the requirement to maintain excess availability of at least $10 million at all times. In addition, we have retained the services of a financial and restructuring consultant satisfactory to the senior secured revolving credit facility and senior secured term loan administrative agents as required, delivered an operational restructuring plan which the lenders have accepted and provided the 13-week cash flow projections and weekly updates to these projections acceptable to the senior secured revolving credit facility and senior secured term loan administrative agents with actual cash flow deviations remaining within the required limits in accordance with the milestones set out in the amendments to the secured credit facility agreements. The operational restructuring plan submitted to and approved by our lenders included estimated required restructuring charges of between $2 million and $4 million over a one year period primarily consisting of employee severance costs, professional fees and costs associated with certain lease terminations. Through September 27, 2014, we have incurred $1.7 million of restructuring charges primarily related to employee severance costs and professional fees. We expect the savings resulting from the operational restructuring plan will exceed the costs within the first twelve months after completion.

The amended senior secured credit facilities still retain a $12.5 million, and a $5.0 million seasonal availability block imposed by the senior secured revolving credit facility administrative agent and the senior secured term loan administrative agent each year from December 20th to January 20th and from January 21st to February 10th, respectively. Both our senior secured revolving credit facility and our senior secured term loan are subject to cross default provisions with all other loans pursuant to which if we are in default with any other loans, we will immediately be in default under our senior secured revolving credit facility and our senior secured term loan.

In addition, under the terms of the amended senior secured facilities, the senior secured revolving credit facility administrative agent, at any time, and the senior secured term loan administrative agent after February 10, 2015, as discussed above, may impose at any time, discretionary reserves which would lower the level of borrowing availability under our senior secured revolving credit facility (customary for asset-based loans), at their reasonable discretion, to: i) ensure that we maintain adequate liquidity for the operation of its business, ii) cover any deterioration in the amount or value of the collateral, and iii) reflect impediments to the senior secured lenders to realize upon the collateral.

There is no limit to the amount of discretionary reserves that our senior secured revolving credit facility administrative agent may impose at its reasonable discretion. However, our senior secured term loan administrative agent’s ability to impose discretionary reserves at its reasonable discretion is limited to 5% of the term loan borrowing capacity. No discretionary reserves were imposed during fiscal 2014. However, as discussed above, a discretionary reserve of $7.0 million was imposed at the request of the senior secured term loan administrative agent starting in April 2014 reducing the borrowing availability under the senior secured revolving credit facility and was subsequently lifted as part of the amendments to the senior secured credit facilities in June 2014. In addition, the term loan administrative agent may impose a supplemental availability reserve not to exceed $2.5 million if at any time our consolidated EBITDA, calculated at the end of each fiscal quarter on a trailing twelve month basis, is less than $9 million.

Our senior secured revolving credit facility and secured term loan contain limitations on our ability to pay dividends, more specifically, among other limitations, we can pay dividends only at certain excess borrowing capacity thresholds and the aggregate dividend payment for the twelve-month period ended as of any fiscal quarter cannot exceed 33% of the consolidated net income for such twelve-month period. Additionally, we are required to maintain a fixed charge coverage ratio of at least 1.30 to 1.00 and a minimum excess availability of $30 million in order to qualify for payment of dividends.

Borrowings under our senior secured revolving credit facility for the periods indicated in the table below were as follows:

	26 Weeks Ended
	September 27, 2014	September 28, 2013
	(In thousands)

Senior secured revolving credit facility availability	$87,218	$98,534
Amount borrowed at month end	$76,017	$76,894

Excess borrowing capacity at month end	$11,201	$21,640

Average outstanding balance during the 26 weeks	$75,516	$77,129
Average excess borrowing capacity during the 26 weeks	$19,234	$14,549
Maximum borrowing outstanding during the 26 weeks	$98,377	$85,840
Minimum excess borrowing capacity during the 26 weeks	$9,004	$9,017
Weighted average interest rate for 26 weeks	3.3%	3.6%

In June 2014, we were granted a one year moratorium on the monthly capital repayment amounts of Cdn$208,333 (approximately $186,611 in U.S. dollars.) by Investissement Québec. Subsequent to the twelve month moratorium, the monthly capital repayment amounts of Cdn$208,333 (approximately $186,611 U.S.) will commence resulting in the repayment term being extended by twelve months. As stated above, this principal moratorium aggregate amount of Cdn$2.5 million (approximately $2.2 million U.S. dollars) was agreed by the senior secured lenders to count towards the financial support required to be obtained by August 30, 2014.

In August 2014, we received a Cdn$2.0 million (approximately $1.8 million in U.S. dollars) secured term loan with Investissement Québec. The loan bears interest at a rate of Canadian Prime plus 10% per annum and is repayable in 48 monthly installments beginning in August 2015. The loan requires us on an annual basis to have a working capital ratio of at least 1.15 and an adjusted long-term debt to adjusted net assets ratio below 2.5. It is unclear at this point whether or not we will be able to adhere to both these covenants as of March 28, 2015. If we are unable to adhere to these covenants, we would need to obtain a waiver from Investissement Québec to avoid being in default. This secured term loan was agreed by the senior secured lenders to count toward the Cdn$5.0 million of additional financial support required to be obtained by August 30, 2014.

In August 2014, we received capital lease funding of $1.0 million for furniture, fixtures, leasehold improvements and related equipment located within our U.S. operations. The lease financing is secured by the furniture, fixtures, leasehold improvements and related equipment and is repayable over 36 months at an annual interest rate of 14.9%. This capital lease financing was agreed by the senior secured lenders to count toward the Cdn$5.0 million of additional financial support required to be obtained by August 30, 2014.

The following table summarizes cash flows from operating, investing and financing activities:

	First Half
(in thousands)	Fiscal 2015	Fiscal 2014
Net cash provided by (used in):
Operating activities	$2,136	$(24,143)
Investing activities	(3,909)	(3,974)
Financing activities	2,422	27,000
Effect of changes in exchange rate on cash and cash equivalents	(14)	(26)

Net increase (decrease) in cash and cash equivalents	$635	$(1,143)

Net cash provided by operating activities for the twenty-six week period ended September 27, 2014 was $2.1 million compared to $24.1 million of net cash used in operating activities during the comparable period last year. The $26.3 million increase in cash flows related to operating activities was primarily due to a lower usage of cash to purchase inventory during the first half of fiscal 2015 compared to the first half of fiscal 2014, a $3.7 million decrease in the net loss from operations and a decrease in the level of cash required to pay accounts payable due primarily to the lower level of inventory purchases as compared to the first half of 2014. The decrease in inventory purchases during the first half of fiscal 2015 as compared to the same period in fiscal 2014 was primarily related to the closure of four stores as well as our ability to sell through discontinued brand inventory on hand at the end of fiscal 2014.

Net cash used in investing activities was $3.9 million during the twenty-six week period ended September 27, 2014 compared to $4.0 million for the twenty-six week period ended September 28, 2013. The relatively consistent level of cash used in investing activities between years reflects our continued strategy to invest in opening new stores and remodeling existing stores using a new store format that creates a more engaging brand experience for our customers.

Net cash provided by financing activities was $2.4 million during the current twenty-six week period compared to $27.0 million for the twenty-six week period ended September 28, 2013. The $24.6 million decrease in cash flows from financing activities was primarily due to a $10.0 million increase in our senior secured term loan in the prior year, a Cdn$5.0 million secured term loan entered into with Investissement Québec received in the prior year and $4.9 million of proceeds from private placements received in the prior year. Also impacting the lower level of net cash provided by financing activities, is the higher level of cash flow generated from operating activities in the current year resulting in lower level of cash required to be borrowed from our senior secured revolving credit facility.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to various market risks. Market risk is the potential loss arising from adverse changes in market prices and rates. We have not entered into derivative or other financial instruments for trading or speculative purposes.

Interest Rate Risk

We are exposed to market risk from fluctuations in interest rates. Borrowings under the senior secured credit facility and the term loans from Investissement Québec bear interest at floating rates, which are based on LIBOR plus a fixed additional interest rate. As of September 27, 2014, we have not hedged these interest rate risks. As of September 27, 2014, we had approximately $86.2 million of floating-rate debt. Accordingly, our net income will be affected by changes in interest rates. Assuming a 100 basis point increase or decrease in the interest rate under our floating rate debt, our interest expense on an annualized basis would have increased or decreased, respectively, by approximately $0.9 million.

Currency Risk

While we report our financial results in U.S. dollars, a substantial portion of our sales are earned in Canadian dollars. For our operations located in Canada, non-Canadian currency transactions and assets and liabilities subject us to foreign currency risk. Conversely, for the operations located in the U.S., non-U.S. currency transactions and assets and liabilities subject us to foreign currency risk. For purposes of our financial reporting, our financial statements are reported in U.S. dollars by translating, where necessary, net sales and expenses from Canadian dollars at the average exchange rates prevailing during the period, while assets and liabilities are translated at period-end exchange rates, with the effect of such translation recorded in accumulated other comprehensive income. As a result, for purposes of our financial reporting, foreign exchange gains or losses recorded in earnings relate to non-Canadian dollar transactions of the operations located in Canada and non-U.S. dollar transactions of the operations located in the U.S. We expect to continue to report our financial results in U.S. dollars in accordance with GAAP. Consequently, our reported earnings could fluctuate materially as a result of foreign exchange translation gains or losses. To mitigate the impact of foreign exchange volatility on our earnings, from time to time we may enter into agreements to fix the exchange rate of U.S. dollars to Canadian dollars. For example, we may enter into agreements to fix the exchange rate to protect the principal and interest payments on our U.S. dollar denominated debt and other liabilities held in our Canadian operation. If we do so, we will not benefit from any increase in the value of the Canadian dollar compared to the U.S. dollar when these payments become due. As of September 27, 2014, we had not hedged these foreign exchange rate risks. As of September 27, 2014, we had approximately $1.2 million of net liabilities subject to transaction foreign exchange risk related to changes in the exchange rate between the U.S. dollar and Canadian dollar, which would impact the level of our earnings if there were fluctuations in U.S. and Canadian dollar exchange rates. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar, as of September 27, 2014, our earnings would have increased or decreased, respectively, by approximately $0.2 million.

This analysis does not consider the impact of fluctuations in U.S. and Canadian dollar exchange rates on the translation of Canadian dollar results into U.S. dollars. In addition to the impact on earnings, fluctuations between the U.S. and Canadian dollar exchange rates impact the level of our borrowing availability under our senior secured credit facility which is denominated in U.S. dollars. Assuming a 10 percent strengthening or weakening of the Canadian dollar in relationship to the U.S. dollar as of September 27, 2014, our borrowing availability would have increased or decreased, respectively, by approximately $0.1 million. Changes in the exchange rates of Canadian dollars to U.S. dollars could also impact our Canadian sales and gross margin if the Canadian dollar strengthens significantly and impacts our Canadian consumers’ behavior.

Commodity Risk

The nature of our operations results in exposure to fluctuations in commodity prices, specifically diamonds, platinum, gold and silver. We monitor and, when appropriate, utilize derivative financial instruments and physical delivery contracts to hedge our exposure to risks related to the change in gold price. If we utilize derivative financial instruments, we would be exposed to credit-related losses in the event of non-performance by counter-parties to the financial instruments. In addition, if gold prices decrease below those levels specified in our various hedging agreements, we would lose the value of a decline in the price of the gold which could have an equal effect on our cost of sales. However, such gains may not be realized in future periods and our hedging activities may result in losses, which could be material. No hedging contracts existed as of September 27, 2014. Our retail sales and gross profit margins could also be impacted if prices of diamonds, platinum, gold or silver rise so significantly that our consumers’ behavior changes or if price increases cannot be passed onto our consumers.

FORWARD-LOOKING STATEMENTS

This interim report and other written reports and releases and oral statements made from time to time by the Company contain forward-looking statements which can be identified by their use of words like “plans,” “expects,” “believes,” “will,” “anticipates,” “intends,” “projects,” “estimates,” “could,” “would,” “may,” “planned,” “goal,” and other words of similar meaning. All statements that address expectations, possibilities or projections about the future, including without limitation, statements about our strategies for growth, expansion plans, sources or adequacy of capital, expenditures and financial results are forward-looking statements.

Because such statements include various risks and uncertainties, actual results might differ materially from those projected in the forward-looking statements and no assurance can be given that the Company will meet the results projected in the forward-looking statements. These risks and uncertainties include, but are not limited to the following: (i) economic, political and market conditions, including the economies of the U.S. and Canada, which could adversely affect our business, operating results or financial condition, including our revenue and profitability, through the impact of changes in the real estate markets (especially in the state of Florida), changes in the equity markets and decreases in consumer confidence and the related changes in consumer spending patterns, the impact on store traffic, tourism and sales; (ii) the impact of fluctuations in foreign exchange rates, increases in commodity prices and borrowing costs and their related impact on the Company’s costs and expenses; (iii) the Company’s ability to maintain and obtain sufficient sources of liquidity to fund its operations, to achieve planned sales, gross margin and net income, to keep costs low, to implement its business strategy, maintain relationships with its primary vendors, to mitigate fluctuations in the availability and prices of the Company’s merchandise, to compete with other jewelers, to succeed in its marketing initiatives, and to have a successful customer service program; (iv) the Company’s ability to continue to borrow under its senior secured credit facilities; and (v) the Company’s ability to continue as a going concern. Information concerning factors that could cause actual results to differ materially are set forth in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission on July 25, 2014 and subsequent filings with the Securities and Exchange Commission. The Company undertakes no obligation to update or release any revisions to these forward-looking statements to reflect events or circumstances after the date of this statement or to reflect the occurrence of unanticipated events, except as required by law.